UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2014

Commission File Number: 333-158336

Tiger Media, Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 450, Shanghai Centre, East Office Tower, No.1376 Nanjing Road West

Jing An District, Shanghai, China 200040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Tiger Media, Inc. (the “Company”) filed the Notice of Annual General Meeting and Proxy Statement for the 2014 Annual General Meeting of shareholders of the Company as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The Company filed the Proxy Card for the 2014 Annual General Meeting as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2014		Tiger Media, Inc.

	By:	/s/ Peter W.H. Tan
	Name:	Peter W.H. Tan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Notice of Annual General Meeting and Proxy Statement

Exhibit 99.2	Proxy Card

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